SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETIN
HELD ON MARCH 22, 2023

1.            DATE, TIME AND PLACE: On March 22, 2023, at 06:00 p.m., held via videoconference.

2.            CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called under the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the participation of all Board Members indicated below. Chief Executive Officer Roberto Bischoff, Vice-Presidents Pedro van Langendonck Teixeira de Freitas and Cristiana Lapa Wanderley Sarcedo, Messrs. Alexandre Jerussalmy, Marcos Miola Montesani, Rodrigo Farid Matuck and Mesdames Rosana Avolio, Lilian Porto Bruno, Clarisse Mello Machado Schlieckmann, Larissa Rosetto Varella and Naiara Erthal Assad also attended the meeting. Also present was Mr. Marcílio José Ribeiro Júnior, Chairman of the Company’s Fiscal Council. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.            AGENDA AND RESOLUTIONS:

3.1.       Resolutions: After due analysis of the subjects submitted for resolution, which were previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolutions were unanimously taken by the attendees:

a)	To express an opinion on the Management Report and respective Management Accounts, the Financial Statements and the Proposal for Allocation of Results related to the Fiscal Year ended on December 31, 2022 with partial use of profit reserves to absorb the loss recorded in the year: After previous analysis of the matter by the Finance and Investments Committee and by the Compliance and Statutory Audit Committee (“CCAE”), subsequent to the presentation made by Mr. Pedro Freitas, Chief Financial and Investor Relations Officer, at which time the subject was discussed and clarifications were given to the questions raised, and after statement from the Chairman of the Fiscal Council and CCAE’s Coordinator, the Board Members issued a favorable opinion of the Management’s Report and respective management accounts, the Financial Statements, containing the explanatory notes, related to the fiscal year ended on December 31, 2022, for submission to the resolution by the Annual and Extraordinary General Meeting, which reflect

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETIN
HELD ON MARCH 22, 2023

the loss recorded in the fiscal year ended on December 31, 2022, as stated in the Shareholders' Net Equity, in the amount of BRL 335,676,832.92, which will be fully absorbed by the Company's Profit Reserve, pursuant to article 189, sole paragraph of the Brazilian Corporate Law.

b)	Call for the Annual and Extraordinary Shareholders' Meeting to resolve on: (a) at the Annual Shareholders' Meeting: (i) To examine, discuss and vote on the Financial Statements of the Company containing the Explanatory Notes, referring to the fiscal year ended on December 31, 2022, accompanied by the Report and Opinion of the External Independent Auditors, the Opinion of the Fiscal Council and the Report of the Compliance and Statutory Audit Committee; (ii) Management Report and respective Management Accounts for the fiscal year ended on December 31, 2022; (iii) Election of the members of the Company's Fiscal Council and respective alternates; (iv) Global annual compensation for the Management and members of the Fiscal Council for fiscal year 2023; and (b) at the Extraordinary General Meeting (i) ratification, pursuant to article 23 of the Company's Bylaws, of the appointment by the Board of Directors of one (1) effective member of the Company's Board of Directors, for the remainder of the term of office in progress, until the Company's Annual General Meeting which will resolve on the financial statements for the fiscal year to end on December 31, 2023; and (ii) re-ratification of the amount declared as additional dividends at the Company's Annual and Extraordinary Shareholders' Meeting held on April 19, 2022, with the consequent adjustment in the amount of retained earnings by the Company, for the year 2021, based on the Company’s capital budget for the year 2022: The call for the Annual and Extraordinary Shareholders' Meeting was authorized by publishing the respective Call Notice in accordance with the law, to resolve on: (a) at the Annual Shareholders' Meeting: (i) Financial Statements of the Company containing the Explanatory Notes, referring to the fiscal year ended on December 31, 2022, accompanied by the Report and Opinion of the External Independent Auditors, the Opinion of the Fiscal Council and the Report of the Compliance and Statutory Audit Committee; (ii) Management Report and respective management accounts for the fiscal year ended December 31, 2022; (iii) Election of the members of the Company's Fiscal

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETIN
HELD ON MARCH 22, 2023

Council and respective alternates; (iv) Management Proposal for the global annual compensation of the Management and members of the Fiscal Council for fiscal year 2023; and (b) at the Extraordinary General Meeting (i) ratification, pursuant to article 23 of the Company's Bylaws, of the appointment by the Board of Directors of one (1) effective member of the Company's Board of Directors, for the remainder of the term of office in progress, until the Company's Annual General Meeting which will resolve on the financial statements for the fiscal year to end on December 31, 2023; and (ii) management proposal of re-ratification of the amount declared as additional dividends at the Company's Annual and Extraordinary Shareholders' Meeting held on April 19, 2022, with the consequent adjustment in the amount of retained earnings by the Company, for the year 2021, based on the Company’s capital budget for the year 2022.

3.2	Subjects for Acknowledgement: Nothing to record.

3.3	Subjects of Interest of the Company: Nothing to record.

4.        ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, March 22, 2023.

José Mauro M Carneiro da Cunha Chairman	Lilian Porto Bruno Secretary

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETIN
HELD ON MARCH 22, 2023

Eduardo Bacellar Leal Ferreira	André Amaro da Silveira

Charles Lenzi	Gesner José de Oliveira Filho

Héctor Nuñez	João Pinheiro Nogueira Batista

José Luis Bringel Vidal	Juliana Sá Vieira Baiardi

Marcelo Klujsza	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.